SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of September 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  | |      Form 40-F  |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  | |    No  |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated September 27, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.

         PRESS RELEASE                                 FOR IMMEDIATE PUBLICATION


                 Pitney Bowes Office Systems and CGI sign five-year IT
                        outsourcing contract valued at close to
                                     US$25 million

         Andover,  Mass.,  September 27, 2001 - Pitney Bowes Office Systems Inc.
         (PBOS), the fax and copier division of the leading mail and document management firm, and CGI Group Inc. (CGI) (NYSE: GIB, TSE:GIB.A) signed today a five-year information technology outsourcing contract valued at close to US$25 million. CGI will provide IT infrastructure management and support to PBOS employees in some 150 locations across the United States.

         As part of the agreement, the enterprise servers and infrastructure will be hosted and managed out of CGI's Canadian-based data centers and will be ready for operation in December 2001.

         Robert Butler, CIO, Pitney Bowes Office Systems said: "We are very pleased with the caliber and professionalism of CGI's delivery team and appreciated their responsiveness and flexibility in meeting our needs. This initiative will enable us to review our processes and technologies in a more focused fashion to better serve our organization and clients."

         Gartner Consulting conducted the evaluation of the proposals and recommended CGI as a preferred supplier. "Our role is to objectively assess the IT requirements of a given firm and help optimize the delivery of solutions and services to meet the clients business objectives by recommending the appropriate IT partner." said Robert Sauerhoff, senior consultant, Gartner Consulting.

         Satish Sanan, president, USA and Asia Pacific, CGI highlighted: "We are pleased to welcome PBOS as a new client. It is our firm belief that through this partnership, they will be able to realize new cost savings that will in turn be invested into their core business - that of helping businesses communicate."

         About Pitney Bowes Office Systems
         Pitney Bowes Office Systems is a division of Pitney Bowes Inc. which is a $4 billion global provider of integrated mail, messaging and document management solutions headquartered in Stamford, Connecticut. The company serves over 2 million businesses of all sizes through dealer and direct operations.

         About CGI
         Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$5.7 billion (CDN$8.8 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

         Forward-Looking Statements
         All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

                  These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-
         For more information:

         CGI:
         Investor relations
         USA
         Julie Creed
         Vice-president, investor relations
         (312) 201-1911

         Canada
         Ronald White
         Director, investor relations
         (514) 841-3230

         Media relations
         Eileen Murphy
         Director, media relations
         (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CGI GROUP INC.
                                         (Registrant)


Date:  September 27, 2001                By /s/ Paule Dore
                                         Name:  Paule Dore
                                         Title: Executive Vice President
                                                and Chief Corporate Officer
                                                and Secretary